FIRST PACTRUST BANCORP, INC.
610 Bay Boulevard
Chula Vista, California 91910

January 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	First PacTrust Bancorp, Inc. Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No: 333-156342)

Ladies and Gentlemen:

             We hereby request acceleration of the effective date of the above-referenced registration statement to February 3, 2009 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable. We acknowledge that:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, FIRST PACTRUST BANCORP, INC.
By:	/s/ James P. Sheehy
Name:	James P. Sheehy
Title:	Executive Vice President, Secretary and Treasurer